Exhibit 99.2

 INVESTORpresentation  March 2022  Ofer Haviv, President & CEO

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”. Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

Agenda

- **Introduction**
- Fields of activity
- Main subsidiaries
- Summary

Annex I - Technology

Annex II - Financial Fundamentals



evogene DECODING BIOLOGY 3

 Our Vision  4  DECODING BIOLOGY  Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.

Life-science product development

Low probability of success with high cost and long time-to-market

Pharmaceutical Industry



Cost of developing a single pharmaceutical drug

In the 1970's

$180 million

2000's – 2017

$2.7 billion

Ag-chemicals Industry



Time to develop a new crop protection product

	1995	2000	2005-8	2010-15
Number of years between the first synthesis and first sale of product	8.3	9.1	9.8	11.3

Sources: CDER (Center for Drug Evaluation and Research), Food and Drug Administration, Tufts Center for the Study of Drug Development: https://www.sciencedirect.com/science/article/abs/pii/S0167629616000291?via%3Dihub
https://www.forbes.com/sites/matthewherper/2017/10/16/the-cost-of-developing-drugs-is-insane-a-paper-that-argued-otherwise-was-insanely-bad/?sh=7533aa82d459

Source: Phillips McDougall, 2016

evogene DECODING BIOLOGY

 Life-science product development The ultimate case of a needle in the haystack  Regulation  Development   Optimization  Discovery            Agriculture      xxx  xxx  Pharma  6    ApprovedProduct  Product Candidates  The challenge: Finding the winning candidates out of a vast number of possible prospects, that address a complex myriad of criteria to reach successful products

 Utilizing an advanced computational biology platform, to identify the most promising candidates addressing multiple development challenges, towards successful life-science products:Increase probability of success Reducing time and cost   7  HUMAN HEALTH  Agriculture  Other Industries  The opportunity

 When biology meetsdisruptive technologies   platform  8  BIG DATA  BIOLOGY  AI  Incorporating deep scientific understandings together with big data and advanced artificial intelligence technologies (AI), to successfully discover & guide the development of novel life-science based products.  – Computational Predictive Biology

 Tailor-made Engines for product discovery & development   The CPB platform enhances product discovery and development through dedicated Engines for products based on three core components:MicrobesSmall molecules Genetic elements   9      MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

Case Study – Potential uses for MicroBoost AI



Microbials for Crops
Food
Human & Animal Probiotics
AGRICULTURE & FOOD
Therapeutic microbials
Probiotics
Dietary Supplements
PHARMA & WELLNESS
Micro Boost AI
OTHER INDUSTRIES
Plastic Degradation
Chemicals
Source for Enzymes
Oil Spill Clearing
Wastewater Treatments

Developing an eco-system around our tech engines

evogene
DECODING BIOLOGY 10

     11  User Interface

 Product-oriented subsidiaries powered by Evogene’s technologyEstablish independent entities focusing on a defined commercial field with an exclusive license to use Evogene’s unique solutions for product development.   12  Business Model  Microbiome based therapeutics  Medical cannabis  Ag-solutions for castor  Ag-chemicals  Ag-biologicals  1  Licensed to use Evogene’s technological engines:  Subsidiaries:

 13  Business Model  Collaborations powered by Evogene’s technology for the development of innovative productsJoint development with leading companies for defined products utilizing Evogene’s unique solution. Typically, partner leads later-stage development and product commercialization.  2  Powered by Evogene’s technological engines:  Collaborations for product development:

Agenda

- Introduction
- **Fields of activity**
- Main subsidiaries
- Summary

Annex I - Technology

Annex II - Financial Fundamentals



evogene DECODING BIOLOGY 14

 15  Current life-science based products powered by Evogene’s tech-engines  OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH        Ag-Biologicals  MicrobiomebasedTherapeutics  MICROBES      Ag-Chemicals  Drugs based on small molecules  SMALL MOLECULES    Ag-solutionsfor castoroil production  Seed Traits  MedicalCannabis  GENETIC ELEMENTS

 16  OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS        Seed Traits [division]  *  * Non-exclusive license  Development & commercialization through subsidiaries and collaborations

Evogene Group

CPB

evogene DECODING BIOLOGY

Human Health



BIOMICA

93%*

Microbiome based Therapeutics

- Immuno-oncology
- GI- gastrointestinal-related disorders
- MDRO – multi-drug resistant organisms

CANONIC

100%*

Medical Cannabis

- High yield & consumer traits
- Therapeutic traits – currently inflammation & pain

Agriculture



agPlenus

98%*

Ag Chemicals

- Herbicides
- Insecticides
- Fungicides

lavie bio

70%* (28% Corteva)

Ag Biologicals

- Bio-Stimulants
- Bio-Pesticides

Internal division of Evogene

Seed Traits

- Yield improvement and drought tolerance
- Plant disease
- Insect control

Other Industries

casterra

100%*

Castor Oil Production

- Castor seeds & growth protocols

*Evogene holdings

evogene DECODING BIOLOGY 17

                 Microbiome Based Therapeutics    Medical Cannabis    Ag-Biologicals    Ag-Chemicals    Company Name  Market Cap/Funds Raised  Company Name  Market Cap/Funds Raised  Company Name  Market Cap/Funds Raised  Company Name  Market Cap/Funds Raised    $166m*    $1.6B*    Raised $116m# (Sep 2021)    Raised $24m#(Jan 2017)    $320m*    $4.3B*    €192m*    Raised $45m# (June 2020)    $651m*    $141m*    $126m*    Raised $55m# (Feb 2020)    $68m*    $290m*    Raised $430m$2.0B## rep.(July 2021)    Raised $10m#(Oct 2021)  Main Subsidiaries: Industry Landscape  18      * Public company – market cap as of March 9, 2022 (yahoo.finance.com) # Private company – amount raised in most recent financing round (crunchbase.com)## Private company - https://www.forbes.com/sites/amyfeldman/2021/07/19/pivot-bio-nears-2-billion-valuation-as-it-raises-whopping-430-million-to-replace-synthetic-fertilizers-on-corn-and-wheat-sustainability/?sh=96ed3572273a  The table presents valuation or amount raised in last financing round for a selected number of companies active in the same industries as our subsidiaries, is not a comprehensive list, and is presented for informational purposes only. There may be significant differences between companies active in each industry, and therefore the table does not indicate potential value for our subsidiaries, which may have no correlation to the information presented in the table and may differ significantly. Such differences may include, among others, company maturity stage, volume of sales, if any, product types, target market segments, pipeline maturity, technology, and financial position.

Agenda

- Introduction
- Fields of activity
- **Main subsidiaries**
- Summary

Annex I - Technology

Annex II - Financial Fundamentals



evogene DECODING BIOLOGY 19

BIOMICA | Human Microbiome

Powered by MicroBoost AI ChemPass AI

Mission:
Discovery and development of novel therapies for microbiome-related human disorders using computational biology

Product Pipeline:

Immuno-oncology program:
- Combination therapy for cancer with checkpoint inhibitors
- Pre-clinical stage
- Addressable market size expected by 2026* – $243B

GI related disorders:
- Inflammatory Bowel Disorder (IBD) – pre-clinical stage
- Irritable Bowel Syndrome (IBS) – discovery stage
- Addressable market size expected by 2026: Inflammatory Bowel Disorder $22.4B, Irritable Bowel Syndrome** $3.3B

MDRO:
- Multi Drug Resistant Organisms (antimicrobial resistance)
- Clostridium Difficile Infection (CDI) – discovery stage
- Methicillin-resistant Staphylococcus aureus (MRSA) – discovery stage
- Addressable market size expected by 2026: CDI*** $1.7B, MRSA**** $3.9B

Expected main near-term value drivers:

2022
- **IBD** - initiate scale-up for GMP production of drug candidate for IBD
- **Immuno-oncology** - readout from proof of concept, first in human study

2023
- **IBD** - Clinical batch production of drug candidate for IBD as preparation for Phase 1 in USA
- **Immuno-oncology** - Pre-IND Meeting with FDA

*https://www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html
**https://www.grandviewresearch.com/press-release/global-inflammatory-bowel-disease-ibd-treatment-market?utm_source=blog.goo.ne.jp&utm_medium=referral&utm_campaign=Vrushali_7Aug_hc_InflammatoryBowelDiseaseTreatmentMarket_pr&utm_content=Content; https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026.., https://www.bloomberg.com/press-releases/2019-07-23/ibs-treatment-market-size-worth-3-3-billion-by-2026-cagr-10-1-grand-view-research-inc
***https://www.grandviewresearch.com/press-release/global-inflammatory-bowel-disease-ibd-treatment-market?utm_source=blog.goo.ne.jp&utm_medium=referral&utm_campaign=Vrushali_7Aug_hc_InflammatoryBowelDiseaseTreatmentMarket_pr&utm_content=Content; https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026..www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/
****www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html evogene

DECODING BIOLOGY 20

     21  Example Results:   Improved antitumor activity in mice following the administration of BMC128, compared to treatment with immunotherapy alone  Immuno-Oncology program – BMC128 potentiate the effect of anti-PD-1 therapy (immunotherapy) in-vivo  | Human Microbiome

CANONIC | Medical Cannabis

Powered by GeneRator AI

Mission:
Commercialize effective, precise and stable medical cannabis products, based on decoding plant genetics, for optimized therapeutic effect

Product Pipeline:

MetaYield+ Products:

- Stable enhancement of total plant compounds:
  - Increased compounds per plant
  - Increased compounds per area
- Total Cannabis market size expected by 2024 – $42.7B*

Precise+ Products:

- Stable enhancement of specific active compounds for pain and inflammation:
  - Medical indication focus
  - Compound profile focus
- Total Medical Cannabis market size expected by 2024 – $25.6B*

*Source: Arcview Market research/BDS Analytics 2020

Expected main near-term value drivers:

2022

- **MetaYield+** - commercial launch and sales of second- generation products in Israel
- **Precise +** - Collect clinical data to support commercial launch in 2023 of variety reducing pain or inflammation

2023

- **MetaYield+** - commercial launch and initial sales of first product in Europe
- **Precise+** - Commercial launch of variety reducing pain or inflammation evogene DECODING BIOLOGY 22

     23  First Products:  Medical Cannabis aiming at high THC, high yield, big inflorescence and dense trichomes  MetaYield products– increased compounds per area, addressing the T20/C4 (17%-24% THC & 1%-7% CBD) and T15/C3 (11%-19% THC & 0.5%-5.5% CBD) market segments.  | Medical Cannabis

agPlenus | Ag-Chemicals

Powered by ChemPass AI

Mission:
Design next-generation, effective and sustainable crop protection products by leveraging predictive biology & chemistry

Product Pipeline:

Herbicides:

- Novel MoA (Mode-of-Action) selective/non-selective herbicides
- Relevant target crops – Cereals, Rice, Corn, Soybean, Cotton, Canola, Sugar Beet, Other TBD
- Addressable market size expected by 2022*: $34B
- Lead stage

Insecticides:

- Novel SoA (Site-of-Action)
- Addressable market size expected by 2022*: $19B
- Hit-to-Lead stage

Expected main near-term value drivers:

2022

- **New MoA Herbicide** – enter an additional collaboration agreement
- **New MoA Herbicide** – expand data package for APTH1, AgPlenus' leading new MoA protein for the development of novel herbicides

2023

- **New MoA Herbicide** – phase advancement in one of the ongoing collaborations
- **New MoA Fungicide program –** initial greenhouse readouts

*https://www.prnewswire.com/news-releases/global-3410-billion-herbicide-market-2022---research-and-markets-300458389.html; https://www.marketsandmarkets.com/Market-Reports/insecticide-market-142427569.html evogene DECODING BIOLOGY 24

   25  Field test of APH1 against a panel of grass and broadleaf weeds – untreated control vs APH1  | Ag-Chemicals  Greenhouse testing of APH1 – modified tobacco plants with resistance trait vs unmodified control  (weed)    Example Results:   New MoA Herbicide - APH1

lavie bio | Ag-Biologicals

Powered by MicroBoost AI

Mission:
Improve food quality, sustainability and agriculture productivity through microbiome based ag-biologicals technology and products

Product Pipeline:

Bio-stimulants (yield enhancement):

- Bio-stimulants 1– focus on wheat and additional cereals. Seed treatment/soil application. Commercial stage, first sales planned in 2022. Addressable market size*: for spring wheat ±25M acres.
- Bio-stimulants 2 – focus on corn and additional crops. Seed treatment. Pre-development stage. Addressable market size*: for corn – 120M acres.

Bio-pesticides (crop protection):

- Fruit rots – focus on fruit and vegetables. Foliar application. Target market*: >$1B of chemicals usage. Development stage 2.
- Downey Mildew – Focus on fruit and vegetables. Foliar application. Development stage 1. Target market*: >$350M of chemicals usage.
- Seedling disease – for corn and soy. Seed treatment. pre-development stage. Target market*: >$500M.
- Bio-insecticides – for corn and soy. Seed treatment/foliar. Pre-development stage. Target market *: >$1.5B existing traits & chemicals market.

Expected main near-term value drivers:

2022

- **Bio-stimulants** – build infrastructure for scale-up in 'result™' sales for spring wheat in 2023
- **Fruit rot bio-fungicides** – file for regulatory approval for leading product candidate LAV311 for fruit rot

2023

- **Bio-stimulants** – 'result™' product sales expansion in US and Canada for spring wheat
- **Bio-fungicides -** file for regulatory approval for leading product candidate LAV321 or LAV322 for downy mildew

*Dean ,R ,.et al. (2012). The top 10 fungal pathogens in molecular plant pathology. Molecular Plant Pathology 13:414-430 (https://academic.oup.com/fqs/article/2/3/111/5057759)

evogene DECODING BIOLOGY 26

   27  | Ag-Biologicals  Example of treatment against Botrytis Cinerea in vines – untreated control vs treated vines  Lavie Bio’s wheat field in the USA during harvest – initial sales in 2022      Example Results:   - result™ inoculant (bio-stimulant)- LAV 311 & LAV 312 leading bio-fungicide candidates for fruit rot

Subsidiaries
Expected main near-term value drivers

	2022		2023	
BIOMICA	**IBD** – initiate scale-up for GMP production of drug candidate for IBD	**Immuno-oncology** – readout from proof-of-concept, first in human study	**IBD** – clinical batch production of drug candidate for IBD as preparation for Phase 1 clinical trials in USA	**Immuno-oncology** – pre-IND meeting with FDA
CANONIC	**MetaYield** – commercial launch of second- generation products in Israel	**Precise** – collect user data for clinical indications to support commercial launch in 2023	**MetaYield** – commercial launch of first product in Europe	**Precise** – commercial launch of first product in Israel
agPlenus	**New MoA herbicides** – enter an additional collaboration agreement	**New MoA herbicide** – expand data package for APTH1, AgPlenus' leading new MoA protein for the development of novel herbicides	**New MoA herbicides** – reach milestone in one of the ongoing collaborations	**New MoA fungicide** – initial greenhouse readouts
lavie bio	**Bio-stimulants** – build infrastructure for scale-up in 'result™' sales for spring wheat in 2023	**Bio-fungicides** – file for regulatory approval for leading product candidate LAV311 for fruit rot	**Bio-stimulants** – 'result™' product sales expansion in US and Canada for spring wheat	**Bio-fungicides** - file for regulatory approval for leading product candidate LAV321 or LAV322 for downy mildew evogene
DECODING BIOLOGY 28

Agenda

- Introduction
- Fields of activity
- Main subsidiaries
- **Summary**

Annex I - Technology

Annex II - Financial Fundamentals



evogene DECODING BIOLOGY 29

 140  30  30  56  Employees  %  PhDs  %  Women  Computational systems biology  Molecular biology  Genetics  Computational chemistry  Microbiology  Biochemistry  Bioinformatics  Incl. chairpersonof the board

Summary



Our vision - Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.

CPB platform - a unique technology platform stemming from the incorporation of deep scientific understandings of biology together with big-data and artificial intelligence technologies

The CPB's three unique engines target to improve the development of products based on the following core components:

1. MicroBoost AI – for products based on microbes
2. ChemPass AI – for products based on small molecules
3. GeneRator AI – for products based on genetic elements

Dual based business model - utilizing Evogene's solutions for:

1. Product development & commercialization through subsidiaries
2. Product development & commercialization through collaborations

Four main market-oriented subsidiaries, each with a clear milestone roadmap:

1. Biomica – human-microbiome based therapeutics
2. Canonic – medical cannabis
3. AgPlenus – ag-chemicals
4. Lavie Bio – ag-biologicals

Significant catalysts expected in the next 12 months across the subsidiaries and in Evogene's technological offering evogene
DECODING BIOLOGY 31

 THANK You!

 Annex I:Technology  33

               34    Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch  Candidate Selection    ProductDefinition              Discovery  Development  The challenge in creatinglife-science based products

               35    Candidate Selection    ProductDefinition          Common practiceDiscovery – selection of product candidates mainly addressing efficacy   The challenge in creatinglife-science based products  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

The **challenge** in creating life-science based products

Common practice

Discovery – selection of product candidates mainly addressing efficacy

Development – inefficient optimization & difficulty in addressing a single challenge without impairing others

⬇

- X Low probability of success
- X Long time to market
- X High development costs




✓
✓
X
X
X
X
Product Definition
Candidate Selection
Efficacy
Safety
Selectivity
Shelf-life
Other
Product Launch

evogene DECODING BIOLOGY 36

Evogene's AI-based solution: Discovery


Efficacy
Stability
Shelf-life
Safety
Other

A multi-attribute computational selection of product candidates, addressing relevant challenges using dedicated training data sets and AI.

Product Definition → **Candidate Selection** — Efficacy — Safety — Selectivity — Shelf-life — Other — **Product Launch**

evogene DECODING BIOLOGY 37

Evogene’s AI-based solution:Development  38    Candidate Selection  ProductDefinition          A multi-attribute computational analysis, addressing a specific development challenge of the selected candidate, without impairing its ability to address other product attributes.                Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

 39  Evogene’s AI engines provide tailor-made solutions   Development Computational driven solution for guiding and assessing the optimization process of the selected core component, without impairing other key product attributes.   DiscoveryComputational prediction of candidates, to serve as the product’s core-component, addressing multiple key product attributes.

 Annex II:Financial Fundamentals  40

 Key Financials:Balance Sheet  Key Points:Consolidated cash position: ~$54 million as of 31.12.2021, of which ~$8 million is appropriated to Lavie BioNo bank debtListed on TASE (2007) and NASDAQ (2016)  1  Thousands of US $  31.12.2021  31.12.2020  Current Assets  56,890  51,823  Long-Term Assets  19,414  20,092  Total Assets  76,304  71,915  Current Liabilities  6,882  9,676  Long-Term Liabilities  6,002  5,357  Equity attributable to equity holders of the Company  54,031   46,045  Non-controlling interest   9,389  10,837  Total Liabilities & Shareholders Equity  76,304  71,915    1